# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Despegar.com, Corp., CIK 0001703141
CUSIP: G27358103
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: JUANA MANSO 999, JUANA MANSO 999, BUENOS AIRES, Argentina (C1), C1107CBR
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-19-007850
Filed by CIK 0001798367

## Reporting persons
- Arisaig Partners (Asia) Pte Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Singapore (U0); shared voting power 2,076,480; shared dispositive power 2,076,480; aggregate amount beneficially owned 2,076,480 (3.1% of the class)

## Item 1. Issuer
Name of issuer: Despegar.com, Corp.
Address of issuer's principal executive offices: JUANA MANSO 999, JUANA MANSO 999, BUENOS AIRES, ARGENTINA, C1107CBR.

## Item 2. Person Filing
Name of person filing: Arisaig Partners (Asia) Pte Ltd.
Address of principal business office or, if none, residence:
Arisaig Partners (Asia) Pte Ltd
6 Lorong Telok, #02-01
Singapore 049019
Citizenship: Singapore

## Item 4. Ownership
Amount beneficially owned: 2,076,480 shares deemed beneficially owned by Arisaig Partners (Asia) Pte Ltd.
Percent of class: 3.1
Shared power to vote or to direct the vote: 2,076,480
Shared power to dispose or to direct the disposition: 2,076,480

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Arisaig Partners (Asia) Pte Ltd.: Gordon Yeo Tian Wee, Director (02/09/2024)